

Mail Stop 3561

August 21, 2017

SungHwan Cho
Chief Financial Officer
Icahn Enterprises L.P.
Icahn Enterprises Holdings L.P.
767 Fifth Avenue, Suite 4700
New York, NY 10153

   Re: **Icahn Enterprises L.P.**
     Icahn Enterprises Holdings L.P.
     Form 10-K for Fiscal Year Ended December 31, 2016
     Response dated August 10, 2017
     File No. 001-09516
     File No. 333-118021-01

Dear Mr. Cho:

   We have reviewed your August 10, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Investment, page 108

1. We have reviewed your response to prior comment 1 and also the proposed revision to the narrative discussion of the Investment Funds' performance attribution. Please give consideration to further expanding this discussion to identify those individual securities or class of securities (e.g., basic materials, consumer, non-cyclical, energy, financial, etc.) that were in a short or long position and had a material impact on the Investment

segment's net loss and the reason(s) underlying material changes in their net income (loss) from investment activities. For example, please discuss your investments held in Herbalife Ltd. and Hertz Global Holdings, Inc. and the significant losses recorded in the Investment segment for fiscal year 2016 pertaining to these two securities. Reference is made to financial statement note 5, Investments and Related Matters, at page 173, and also to the sample listing of individual securities held in the Investment segment disclosed in the second to the last paragraph of page 1 of the 2016 Annual Report on Form 10-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure